EXHIBIT 99


                                   CONTACT:  Alan F. Fletcher
                                             Vice President and Treasurer
                                             (319) 398-8849

FOR IMMEDIATE RELEASE



           USP ENCOURAGES SHAREHOLDERS TO REJECT OFFER


CEDAR RAPIDS, IOWA - May 11, 2000 - USP Real Estate Investment Trust has recently become aware of an unsolicited offer from a company identified as Sutter Opportunity Fund LLC to purchase for cash up to 190,000 shares of USP for $6.05 per share less any distributions paid after May 1, 2000. Total shares issued and outstanding are 3,880,000.

Information obtained by USP indicates the offer commenced on or about May 1, 2000, though USP did not learn of it until May 10, 2000. USP is not affiliated with Sutter Opportunity Fund and has no other information about Sutter.

USP has previously announced that it has entered into an agreement with its largest shareholder, AEGON USA Realty Advisors, Inc., pursuant to which AEGON Advisors would purchase all of USP's assets for cash and USP would liquidate and distribute the cash to its shareholders. USP currently expects the asset sale and liquidation to occur in June 2000, and to make a liquidating distribution in excess of $6.50 per share. USP encourages shareholders to reject the Sutter Opportunity Fund offer based on a comparison of such anticipated liquidating distribution with the offer price.

USP Real Estate Investment Trust is headquartered in Cedar
Rapids, Iowa. Shares are traded on the Nasdaq SmallCap Market under the symbol USPTS.

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